UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 1-SA

SEMIANNUAL REPORT PURSUANT TO REGULATION A

For the fiscal semiannual period ended June 30, 2024

StartEngine Collectibles Fund I LLC

(Exact name of issuer as specified in its charter)

Delaware	86-1349881
(State or other jurisdiction of	(IRS Employer
incorporation or organization)	Identification No.)

4100 West Alameda Avenue, Suite 300

Burbank, California 91505

(Full mailing address of principal executive offices)

1-800-317-2200
Issuer’s telephone number, including area code

Series Wine #2020PAVIE, Series Wine #2020CHBL, Series Wine #2020AUSO, Series Wine #2020ANGE, Series Wine #2020CERT, Series Wine  #2005LPIN, Series Wine #2015HBRI, Series Wine #2016CHAM, Series Wine #2016BONMA, Series Wine #2016MUSIG, Series Wine #2009PETRUS, Series Wine #2010PETRUS, Series Art #WARHOLMARILYN, Series Sports #JORDANROOKIE, Series Sports #JAMESREFRACTOR, Series Comics #BATMAN, Series Wine #2012CRISTAL, Series Wine #2008DOMP, Series Wine #2012DOMP, Series Wine #2006DOMP, Series Art #BANKSYLAUGH, Series Watch #ROLEX 6265, Series Watch #PEPSI, Series Wine #CORTONCHARLEMAGNE2015, Series Wine #BORDEAUXCOLLECTION

(Title of each class of securities issued pursuant to Regulation A)

CAUTIONARY NOTE REGARDING FORWARD-LOOKING STATEMENTS

The information contained in this report may contain certain forward-looking statements that are subject to various risks and uncertainties. Forward-looking statements are generally identifiable by use of forward-looking terminology such as “may,” “will,” “should,” “potential,” “intend,” “expect,” “outlook,” “seek,” “anticipate,” “estimate,” “approximately,” “believe,” “could,” “project,” “predict,” or other similar words or expressions. Forward-looking statements are based on certain assumptions, discuss future expectations, describe future plans and strategies, or state other forward-looking information. Our ability to predict future events, actions, plans or strategies is inherently uncertain and actual outcomes could differ materially from those set forth or anticipated in our forward-looking statements. You are cautioned not to place undue reliance on any of these forward-looking statements.

Item 1.	Management’s discussion and analysis of financial condition and results of operations

Overview

StartEngine Collectibles Fund I LLC (“we”, “us”, “our”, or “the company”) is a series limited liability company formed on October 14, 2020, pursuant to Section 18-215 of the Delaware Limited Liability company Act, or the LLC Act.

As a series limited liability company, title to our underlying assets will be held by, or for the benefit of, the applicable series of interests. The company has been engaged primarily in acquiring and managing underlying assets, which are “collectibles” – generally, assets of limited quantity that have a perceived or demonstrated value (e.g., fine art, wine, watches, trading cards and comics). Each series can own one type of assets or a variety of assets. StartEngine Assets LLC (our “Manager” or “Managing Member”) is the Administrative Manager for the company and each series, the Asset Manager for each series and the managing member of the company.

We offered and sold interests under Regulation A, promulgated under the Securities Act of 1933, as amended (the “Securities Act”), in a number of separate individual series, and investors in any series acquire a proportional share of income and liabilities as they pertain to a particular series.

MASTER SERIES TABLE

As at September 30, 2024, the following series have outstanding securities:

Series Name	Underlying Asset(s)	Offering Price per Share	Offering Size	Membership Interests Outstanding(	Minimum Subscription Amount	Initial Qualification Date(2)	Opening Date (3)	Closing Date	Status
Series Wine #2020PAVIE	Chateau Pavie 2020 Saint Emilion, 1er Grand Cru Classé 'A' (60 Bottles) (1)	$10.00	$22,990.00	2,299	$500	09/01/2021	09/01/2021	11/10/2021	Closed
Series Wine #2020CHBL	Chateau Cheval Blanc 2020 Saint Emilion 1er Grand Cru Classé 'A' (18 Bottles) (1)	$10.00	$11,580.00	1,158	$500	09/01/2021	09/01/2021	11/10/2021	Closed
Series Wine #2020AUSO	Chateau Ausone 2020 Saint Emilion 1er Grand Cru Classé 'A' (36 Bottles) (1)	$10.00	$29,310.00	2,931	$500	09/01/2021	09/01/2021	11/10/2021	Closed
Series Wine #2020ANGE	Chateau Angelus Saint Emilion, 1er Grand Cru, Classé 'A' (36 Bottles) (1)	$10.00	$15,270.00	1,527	$500	09/01/2021	09/01/2021	11/10/2021	Closed
Series Wine #2020CERT	Vieux Chateau Certan 2020 Pomerol (30 Bottles)(1)	$10.00	$11,500.00	1,150	$500	09/01/2021	09/01/2021	11/10/2021	Closed
Series Wine #2005LPIN	Le Pin, Pomerol 2005 (12 Bottles)(1)	$10.00	$58,530.00	5,853	$500	11/23/2021	11/23/2021	6/23/2023	Closed
Series Wine #2015HBRI	château Haut-Brion Premier Cru Classe, Pessac-Leognan 2015 (60 bottles)(1)	$10.00	$41,380.00	4,138	$500	11/23/2021	11/23/2021	9/30/2022	Closed
Series Wine #2016CHAM	Domaine Georges Roumier, Chambolle-Musigny Premier Cru, Les Amoureuses (1 bottle)(1)	$10.00	$5,160.00	516	$500	11/23/2021	11/23/2021	4/21/22	Closed
Series Wine #2016BONMA	Domaine Georges Roumier, Bonnes Mares Grand Cru 2016 (12 bottles)(1)	$10.00	$28,970.00	2,897	$500	11/23/2021	11/23/2021	9/30/2022	Closed
Series Wine #2016MUSIG	Domaine Georges Roumier, Musigny Grand Cru 2016 (1 bottle)(1)	$10.00	$21,230.00	2,123	$500	11/23/2021	11/23/2021	9/30/2022	Closed

Series Wine #2009PETRUS	Chateau Petrus 2009 (12 bottles)(1)	$10.00	$59,360.00	5,936	$500	11/23/2021	11/23/2021	12/5/2022	Closed
Series Wine #2010PETRUS	Chateau Petrus 2010 (12 bottles)(1)	$10.00	$59,530.00	5,953	$500	11/23/2021	11/23/2021	8/5/2022	Closed
Series Art #WARHOLMARILYN	Andy Warhol, Marilyn, 1967, screenprint in colors, 36 x 36 inches, edition of 250(1)	$10.00	$302,400.00	30,240	$50	11/23/2021	11/23/2021	7/8/2022	Closed
Series Sports #JORDANROOKIE	Michael Jordan, Fleer #57, 1986 (Rookie Card), PSA 10(1)	$10.00	$432,000.00	43,200	$500	11/23/2021	11/23/2021	9/30/2022	Closed
Series Sports #JAMESREFRACTOR	LeBron James, Topps Chrome Refractors #111, 2003-04 (Rookie Card), BGS 10(1)	$10.00	$146,880.00	14,688	$170	11/23/2021	11/23/2021	6/2/2022	Closed
Series Comics #BATMAN	Batman #1, DC, 1940, CGC 2.0	$10.00	$288,000.00	28,800	$500	2/4/2022	2/4/2022	6/28/2023	Closed
Series Wine #2012CRISTAL	Cristal 2012 (36 bottles)	$5.00	$11,950.00	2,390	$10	3/4/2022	3/4/2022	11/30/2022	Closed
Series Wine #2008DOMP	Dom Perignon 2008 (60 bottles)	$10.00	$19,040.00	1,904	$10	3/4/2022	3/4/2022	11/30/2022	Closed
Series Wine #2012DOMP	Dom Perignon 2012 (60 bottles)	$2.00	$14,720.00	7,360	$10	3/4/2022	3/4/2022	11/30/2022	Closed
Series Wine #2006DOMP	Dom Perignon 2006 (60 bottles)	$2.00	$16,230.00	8,115	$10	3/4/2022	3/4/2022	11/30/2022	Closed
Series Art #BANKSYLAUGH	Banksy, Laugh Now, 2003, Screen-print in colors on wove paper, 27.6 x 19.7 inches, Edition 50 of 150	$8.00	$155,400.00	19,425	$120	3/4/2022	3/4/2022	11/30/2022	Closed
Series Watch #ROLEX 6265	Rolex 6265/0 3972587 silver sigma dial - box and original warranty paper. ca 1975	$8.00	$84,000.00	10,500	$8.00	4/8/2022	4/8/2022	11/30/2022	Closed
Series Watch #PEPSI	Rolex 16750 R414844, GMT, Pepsi, Steel ca 1987.	$2.00	$16,800.00	8,400	$2.00	4/8/2022	4/8/2022	11/30/2022	Closed
Series Wine #CORTON CHARLEMAGNE 2015	Coche Dury; Corton Charlemagne 2015 (3 bottles)	$5.00	$21,600	4,320	$5.00	8/1/2022	8/1/2022	6/23/2023	Closed
Series Wine #BORDEAUXCOLLECTION	495 bottles of wine from the region of Bordeaux.	$10.00	$58,800	5,880	$100	9/6/2022	9/6/2022	6/28/2023	Closed

(1)	The series purchases the underlying asset from the Manager (StartEngine Assets) pursuant to a purchase agreement, a form of which is included as Exhibit 6.1 to this report.

(2)	For each offering, each row states, with respect to the given offering, the date on which the offering was initially qualified by the Commission.

(3)	For each offering, each row states, with respect to the given offering, the date on which offers and sales for such offering commenced.

Emerging Growth Company

Upon the completion of our initial offering, we may elect to become a public reporting company under the Exchange Act. We will qualify as an “emerging growth company” under the JOBS Act. As a result, we will be permitted to, and intend to, rely on exemptions from certain disclosure requirements. For so long as we are an emerging growth company, we will not be required to:

·	have an auditor report on our internal controls over financial reporting pursuant to Section 404(b) of the Sarbanes-Oxley Act;

·	comply with any requirement that may be adopted by the Public Company Accounting Oversight Board regarding mandatory audit firm rotation or a supplement to the auditor’s report providing additional information about the audit and the financial statements (i.e., an auditor discussion and analysis);

·	submit certain executive compensation matters to shareholder advisory votes, such as “say-on-pay” and “say-on-frequency;” and

·	disclose certain executive compensation related items such as the correlation between executive compensation and performance and comparisons of the CEO’s compensation to median employee compensation.

In addition, Section 107 of the JOBS Act also provides that an emerging growth company can take advantage of the extended transition period provided in Section 7(a)(2)(B) of the Securities Act for complying with new or revised accounting standards. In other words, an emerging growth company can delay the adoption of certain accounting standards until those standards would otherwise apply to private companies. We have elected to take advantage of the benefits of this extended transition period. Our financial statements may therefore not be comparable to those of companies that comply with such new or revised accounting standards.

We will remain an “emerging growth company” for up to five years, or until the earliest of (i) the last day of the first fiscal year in which our total annual gross revenues exceed $1.07 billion, (ii) the date that we become a “large accelerated filer” as defined in Rule 12b-2 under the Exchange Act, which would occur if the market value of our interests that is held by non-affiliates exceeds $700 million as of the last business day of our most recently completed second fiscal quarter or (iii) the date on which we have issued more than $1.07 billion in non-convertible debt during the preceding three year period.

Operating Results

Revenues are generated at the series level. As of June 30, 2024, no series generated any revenues. Our series may not generate any revenue until a liquidation event – i.e. the sale of the underlying assets.

We had $0 in operating expenses for both the six months ended June 30, 2024 and June 30, 2023. We anticipate that the Managing Manager will assume these expenses. Unless such expenses are assumed by the Managing Member, each series will be responsible for its own operating and formation expenses, such as storage and insurance beginning on the closing date of the offering of such series.

Liquidity and Capital Resources

For all of our series, the Administrative Manager has chosen not to allocate costs to each series. The Managing Member is assuming all Offering and Formation Expenses and all current costs related to our series.

In the normal course of business, the Series have and will acquire underlying assets from the Manager in exchange for cash or promissory notes, which may or may not be interest bearing. Because these are related party transactions, no guarantee can be made that the terms of the arrangements are at arm’s length.

The company’s Administrative Manager intends to establish other companies that intend to raise funds and operate under their intended business plan. Although there are no transactions with related entities other than described above, the Administrative Manager is able to influence the company’s operations for the benefit of other companies under its control.

Asset Liquidity

The amount of time that a series will hold and manage all its assets will vary depending on the type of assets being acquired by the series. We anticipate holding our assets for the following time frames:

ASSET	TIME FRAME
Wine	Minimum of one year, and a maximum of six years.
Art	Minimum of one year and a maximum of twenty years.
Watches	Minimum of one year and a maximum of twenty years.
Comics	Minimum of one year and maximum of twenty years.

For all of our assets, we intend to pay distributions to the extent we sell some or all of our assets. Otherwise, liquidity for investors would be obtained by transferring their interests in a series.

We intend to list our securities on StartEngine Secondary, an alternative trading system or “ATS,” operated by an affiliate of the Managing Member and Administrative Manager of our company, StartEngine Primary LLC.  However, this ATS is a new entrant to the market, and there is no guarantee that there will be frequent trading on the ATS and, specifically, trading of our shares. Further, even if there is trading, there may be no guarantee that anyone would be interested in purchasing the shares you have purchased in this offering at your desired price or any price at all.

Cash and Cash Equivalent Balances

As of June 30, 2024, the company’s cash and cash equivalents was $0.

Trends

 At the time of this filing all of the Series list in our Master Series Table are closed have commenced operations, are capitalized and have assets and various Series have liabilities. All assets and liabilities related to the Series described in the Master Series Table are the responsibility of the Series.

Our results of operations are affected by a variety of factors, including conditions in the financial markets and the economic and political environments, particularly in the United States. Global economic conditions, including political environments, financial market performance, interest rates, credit spreads or other conditions beyond our control are unpredictable and could negatively affect the value of the underlying assets, our ability to manage our Series.

The results of operations of a particular Series are impacted by the macroeconomic factors described above, as well as the performance of the underlying assets.

Item 2.	Other Information

None.

Item 3.	Financial Statement

The accompanying semiannual consolidated financial statements are unaudited and have been prepared in accordance with the instructions to Form 1-SA. Therefore, they do not include all information and footnotes necessary for a complete presentation of financial position, results of operations, cash flows, and stockholders’ equity in conformity with accounting principles generally accepted in the United States of America. Except as disclosed herein, there has been no material change in the information disclosed in the notes to the consolidated financial statements included in the company’s Annual Report on Form 1-K for the year ended December 31, 2023. In the opinion of management, all adjustments considered necessary for a fair presentation of the results of operations and financial position have been included, and all such adjustments are of a normal recurring nature. Operating results for the six months ended June 30, 2024, are not necessarily indicative of the results that can be expected for the year ending December 31, 2024.

STARTENGINE COLLECTIBLES FUND I LLC

FINANCIAL STATEMENTS

JUNE 30, 2024

STARTENGINE COLLECTIBLES FUND I LLC
CONSOLIDATED BALANCE SHEETS AS OF JUNE 30, 2024 and DECEMBER 31, 2023

	June 30, 2024
	Series Wine #2020PAVIE	Series Wine #2020CHBL	Series Wine #2020AUSO	Series Wine #2020ANGE	Series Wine #2020CERT	Series Wine #2016CHAM	Series Sports #JAMESREFRACTOR	Series Wine #2015HBRI	Series Wine #2016BONMA
ASSETS
CURRENT ASSETS
Cash and Cash Equivalents	$-	$-	$-	$-	$-	$-	$-	$-	$-
Prepaid Expenses	-	-	-	-	-	-	-	-	-
TOTAL CURRENT ASSETS	-	-	-	-	-	-	-	-	-

LONG TERM ASSETS
Deferred Offering Costs	-	-	-	-	-	-	-
Investments	22,990	11,580	29,310	15,270	11,500	5,160	146,880	41,380	28,970
TOTAL LONG TERM ASSETS	22,990	11,580	29,310	15,270	11,500	5,160	146,880	41,380	28,970

TOTAL ASSETS	$22,990	$11,580	$29,310	$15,270	$11,500	$5,160	$146,880	$41,380	$28,970

LIABILITIES AND MEMBERS’ EQUITY
CURRENT LIABILITIES
Due to Members	$-	$-	$-	$-	$-	$-	$-	$-	$-
TOTAL CURRENT LIABILITIES	-	-	-	-	-	-	-	-	-
TOTAL LIABILITIES	-	-	-	-	-	-	-	-	-

MEMBERS’ DEFICIT
Member Contrtibution	22,990	11,580	29,310	15,270	11,500	5,160	146,880	41,380	28,970
Accumulated Deficit	-	-	-	-	-	-	-	-	-
TOTAL MEMBERS’ DEFICIT	22,990	11,580	29,310	15,270	11,500	5,160	146,880	41,380	28,970

TOTAL LIABILITIES AND MEMBERS’ EQUITY	$22,990	$11,580	$29,310	$15,270	$11,500	$5,160	$146,880	$41,380	$28,970

	June 30, 2024
	Series Wine #2016MUSIG	Series Wine #2009PETRUS	Series Wine #2010PETRUS	Series Art #WARHOLMARILYN	Series Sports #JORDANROOKIE	Series Wine #2012CRISTAL	Series Wine #2008DOMP	Series Wine #2012DOMP	Series Wine #2006DOMP
ASSETS
CURRENT ASSETS
Cash and Cash Equivalents	$-	$-	$-	$-	$-	$-	$-	$-	$-
Prepaid Expenses	-	-	-	-	-	-	-	-	-
TOTAL CURRENT ASSETS	-	-	-	-	-	-	-	-	-

LONG TERM ASSETS
Deferred Offering Costs
Investments	21,230	59,360	59,530	302,400	432,000	11,950	19,040	14,720	16,230
TOTAL LONG TERM ASSETS	21,230	59,360	59,530	302,400	432,000	11,950	19,040	14,720	16,230

TOTAL ASSETS	$21,230	$59,360	$59,530	$302,400	$432,000	$11,950	$19,040	$14,720	$16,230

LIABILITIES AND MEMBERS’ EQUITY
CURRENT LIABILITIES
Due to Members	$-	$-	$-	$-	$-	$-	$-	$-	$-
TOTAL CURRENT LIABILITIES	-	-	-	-	-	-	-	-	-
TOTAL LIABILITIES	-	-	-	-	-	-	-	-	-

MEMBERS’ DEFICIT
Member Contrtibution	21,230	59,360	59,530	302,400	432,000	11,950	19,040	14,720	16,230
Accumulated Deficit	-	-	-	-	-	-	-	-	-
TOTAL MEMBERS’ DEFICIT	21,230	59,360	59,530	302,400	432,000	11,950	19,040	14,720	16,230

TOTAL LIABILITIES AND MEMBERS’ EQUITY	$21,230	$59,360	$59,530	$302,400	$432,000	$11,950	$19,040	$14,720	$16,230

	June 30, 2024
	Series Art #BANKSYLAUGH	Series Watch #ROLEX6265	Series Watch #PEPSI	Series Wine #2005LPIN		Series Comics #BATMAN		Series Wine #CortonCharlemagne2015		Series Wine #BordeauxCollection		Unallocated	Total
ASSETS
CURRENT ASSETS
Cash and Cash Equivalents	$-	$-	$-	$		$		$		$		$-	$-
Prepaid Expenses	-	-	-									-	-
TOTAL CURRENT ASSETS	-	-	-									-	-

LONG TERM ASSETS
Deferred Offering Costs												100,610	100,610
Investments	155,400	84,000	16,800		58,530		288,000		21,600		58,800	-	1,932,630
TOTAL LONG TERM ASSETS	155,400	84,000	16,800		58,530		288,000		21,600		58,800	100,610	2,033,240

TOTAL ASSETS	$155,400	$84,000	$16,800		$58,530		$288,000		$21,600		$58,800	$100,610	$2,033,240

LIABILITIES AND MEMBERS’ EQUITY
CURRENT LIABILITIES
Due to Members	$-	$-	$-		$-		$-		$-		$-	$180,610	$180,610
TOTAL CURRENT LIABILITIES	-	-	-		-		-		-		-	180,610	180,610
TOTAL LIABILITIES	-	-	-		-		-		-		-	180,610	180,610

MEMBERS’ DEFICIT
Member Contrtibution	155,400	84,000	16,800		58,530		288,000		21,600		58,800	-	1,932,630
Accumulated Deficit	-	-	-		-		-		-		-	(80,000)	(80,000)
TOTAL MEMBERS’ DEFICIT	155,400	84,000	16,800		58,530		288,000		21,600		58,800	(80,000)	1,852,630

TOTAL LIABILITIES AND MEMBERS’ EQUITY	$155,400	$84,000	$16,800		$58,530		$288,000		$21,600		$58,800	$100,610	$2,033,240

	December 31, 2023
	Series Wine #2020PAVIE	Series Wine #2020CHBL	Series Wine #2020AUSO	Series Wine #2020ANGE	Series Wine #2020CERT	Series Wine #2016CHAM	Series Sports #JAMESREFRACTOR	Series Wine #2015HBRI	Series Wine #2016BONMA
ASSETS
CURRENT ASSETS
Cash and Cash Equivalents	$-	$-	$-	$-	$-	$-	$-	$-	$-
Prepaid Expenses	-	-	-	-	-	-	-	-	-
TOTAL CURRENT ASSETS	-	-	-	-	-	-	-	-	-

LONG TERM ASSETS
Deferred Offering Costs	-	-	-	-	-	-	-
Investments	22,990	11,580	29,310	15,270	11,500	5,160	146,880	41,380	28,970
TOTAL LONG TERM ASSETS	22,990	11,580	29,310	15,270	11,500	5,160	146,880	41,380	28,970

TOTAL ASSETS	$22,990	$11,580	$29,310	$15,270	$11,500	$5,160	$146,880	$41,380	$28,970

LIABILITIES AND MEMBERS’ EQUITY
CURRENT LIABILITIES
Due to Members	$-	$-	$-	$-	$-	$-	$-	$-	$-
TOTAL CURRENT LIABILITIES	-	-	-	-	-	-	-	-	-
TOTAL LIABILITIES	-	-	-	-	-	-	-	-	-

MEMBERS’ DEFICIT
Member Contrtibution	22,990	11,580	29,310	15,270	11,500	5,160	146,880	41,380	28,970
Accumulated Deficit	-	-	-	-	-	-	-	-	-
TOTAL MEMBERS’ DEFICIT	22,990	11,580	29,310	15,270	11,500	5,160	146,880	41,380	28,970

TOTAL LIABILITIES AND MEMBERS’ EQUITY	$22,990	$11,580	$29,310	$15,270	$11,500	$5,160	$146,880	$41,380	$28,970

	December 31, 2023
	Series Wine #2016MUSIG	Series Wine #2009PETRUS	Series Wine #2010PETRUS	Series Art #WARHOLMARILYN	Series Sports #JORDANROOKIE	Series Wine #2012CRISTAL	Series Wine #2008DOMP	Series Wine #2012DOMP	Series Wine #2006DOMP
ASSETS
CURRENT ASSETS
Cash and Cash Equivalents	$-	$-	$-	$-	$-	$-	$-	$-	$-
Prepaid Expenses	-	-	-	-	-	-	-	-	-
TOTAL CURRENT ASSETS	-	-	-	-	-	-	-	-	-

LONG TERM ASSETS
Deferred Offering Costs
Investments	21,230	59,360	59,530	302,400	432,000	11,950	19,040	14,720	16,230
TOTAL LONG TERM ASSETS	21,230	59,360	59,530	302,400	432,000	11,950	19,040	14,720	16,230

TOTAL ASSETS	$21,230	$59,360	$59,530	$302,400	$432,000	$11,950	$19,040	$14,720	$16,230

LIABILITIES AND MEMBERS’ EQUITY
CURRENT LIABILITIES
Due to Members	$-	$-	$-	$-	$-	$-	$-	$-	$-
TOTAL CURRENT LIABILITIES	-	-	-	-	-	-	-	-	-
TOTAL LIABILITIES	-	-	-	-	-	-	-	-	-

MEMBERS’ DEFICIT
Member Contrtibution	21,230	59,360	59,530	302,400	432,000	11,950	19,040	14,720	16,230
Accumulated Deficit	-	-	-	-	-	-	-	-	-
TOTAL MEMBERS’ DEFICIT	21,230	59,360	59,530	302,400	432,000	11,950	19,040	14,720	16,230

TOTAL LIABILITIES AND MEMBERS’ EQUITY	$21,230	$59,360	$59,530	$302,400	$432,000	$11,950	$19,040	$14,720	$16,230

	December 31, 2023
	Series Art #BANKSYLAUGH	Series Watch #ROLEX6265	Series Watch #PEPSI	Series Wine #2005LPIN		Series Comics #BATMAN		Series Wine #CortonCharlemagne2015		Series Wine #BordeauxCollection		Unallocated	Total
ASSETS
CURRENT ASSETS
Cash and Cash Equivalents	$-	$-	$-	$		$		$		$		$-	$-
Prepaid Expenses	-	-	-									-	-
TOTAL CURRENT ASSETS	-	-	-									-	-

LONG TERM ASSETS
Deferred Offering Costs												100,610	100,610
Investments	155,400	84,000	16,800		58,530		288,000		21,600		58,800	-	1,932,630
TOTAL LONG TERM ASSETS	155,400	84,000	16,800		58,530		288,000		21,600		58,800	100,610	2,033,240

TOTAL ASSETS	$155,400	$84,000	$16,800		$58,530		$288,000		$21,600		$58,800	$100,610	$2,033,240

LIABILITIES AND MEMBERS’ EQUITY
CURRENT LIABILITIES
Due to Members	$-	$-	$-		$-		$-		$-		$-	$180,610	$180,610
TOTAL CURRENT LIABILITIES	-	-	-		-		-		-		-	180,610	180,610
TOTAL LIABILITIES	-	-	-		-		-		-		-	180,610	180,610

MEMBERS’ DEFICIT
Member Contrtibution	155,400	84,000	16,800		58,530		288,000		21,600		58,800	-	1,932,630
Accumulated Deficit	-	-	-		-		-		-		-	(80,000)	(80,000)
TOTAL MEMBERS’ DEFICIT	155,400	84,000	16,800		58,530		288,000		21,600		58,800	(80,000)	1,852,630

TOTAL LIABILITIES AND MEMBERS’ EQUITY	$155,400	$84,000	$16,800		$58,530		$288,000		$21,600		$58,800	$100,610	$2,033,240

See Accompanying Notes to the Financial Statements

STARTENGINE COLLECTIBLES FUND I LLC
CONSOLIDATED STATEMENT OF OPERATIONS
FOR THE PERIOD FROM
JANUARY 1, 2024 TO
JUNE 30, 2024 AND JANUARY 1, 2023 TO JUNE 30, 2023

January 1, 2024 to June 30, 2024
	Series Wine #2020PAVIE	Series Wine #2020CHBL	Series Wine #2020AUSO	Series Wine #2020ANGE	Series Wine #2020CERT	Series Wine #2016CHAM	Series Sports #JAMESREFRACTOR	Series Wine #2015HBRI	Series Wine #2016BONMA
Operating Income
Revenue	$-	$-	$-	$-	$-	$-	$-	$-	$-
Gross Profit	$-	$-	$-	$-	$-	$-	$-	$-	$-

Operating Expense
General and administrative	$-	$-	$-	$-	$-	$-	$-	$-	$-
Total Operating Expenses	$-	$-	$-	$-	$-	$-	$-	$-	$-
Loss from Operations	$-	$-	$-	$-	$-	$-	$-	$-	$-

Net Loss	$-	$-	$-	$-	$-	$-	$-	$-	$-

January 1, 2024 to June 30, 2024
	Series Wine #2016MUSIG	Series Wine #2009PETRUS	Series Wine #2010PETRUS	Series Art #WARHOLMARILYN	Series Sports #JORDANROOKIE	Series Wine #2012CRISTAL	Series Wine #2008DOMP	Series Wine #2012DOMP	Series Wine #2006DOMP
Operating Income
Revenue	$-	$-	$-	$-	$-	$-	$-	$-	$-
Gross Profit	$-	$-	$-	$-	$-	$-	$-	$-	$-

Operating Expense
General and administrative	$-	$-	$-	$-	$-	$-	$-	$-	$-
Total Operating Expenses	$-	$-	$-	$-	$-	$-	$-	$-	$-
Loss from Operations	$-	$-	$-	$-	$-	$-	$-	$-	$-

Net Loss	$-	$-	$-	$-	$-	$-	$-	$-	$-

January 1, 2024 to June 30, 2024
	Series Art #BANKSYLAUGH	Series Watch #ROLEX6265	Series Watch #PEPSI	Series Wine #2005LPIN	Series Comics #BATMAN	Series Wine #CortonCharlemagne2015	Series Wine #BordeauxCollection	Unallocated	Total
Operating Income
Revenue	$-	$-	$-	$-	$-	$-	$-	$-	$-
Gross Profit	$-	$-	$-	$-	$-	$-	$-	$-	$-

Operating Expense
General and administrative	$-	$-	$-	$-	$-	$-	$-	$-	$-
Total Operating Expenses	$-	$-	$-	$-	$-	$-	$-	$-	$-
Loss from Operations	$-	$-	$-	$-	$-	$-	$-	$-	$-

Net Loss	$-	$-	$-	$-	$-	$-	$-	$-	$-

January 1, 2023 to June 30, 2023
	Series Wine #2020PAVIE	Series Wine #2020CHBL	Series Wine #2020AUSO	Series Wine #2020ANGE	Series Wine #2020CERT	Series Wine #2016CHAM	Series Sports #JAMESREFRACTOR	Series Wine #2015HBRI	Series Wine #2016BONMA
Operating Income
Revenue	$-	$-	$-	$-	$-	$-	$-	$-	$-
Gross Profit	$-	$-	$-	$-	$-	$-	$-	$-	$-

Operating Expense
General and administrative	$-	$-	$-	$-	$-	$-	$-	$-	$-
Total Operating Expenses	$-	$-	$-	$-	$-	$-	$-	$-	$-
Loss from Operations	$-	$-	$-	$-	$-	$-	$-	$-	$-

Net Loss	$-	$-	$-	$-	$-	$-	$-	$-	$-

January 1, 2023 to June 30, 2023
	Series Wine #2016MUSIG	Series Wine #2009PETRUS	Series Wine #2010PETRUS	Series Art #WARHOLMARILYN	Series Sports #JORDANROOKIE	Series Wine #2012CRISTAL	Series Wine #2008DOMP	Series Wine #2012DOMP	Series Wine #2006DOMP
Operating Income
Revenue	$-	$-	$-	$-	$-	$-	$-	$-	$-
Gross Profit	$-	$-	$-	$-	$-	$-	$-	$-	$-

Operating Expense
General and administrative	$-	$-	$-	$-	$-	$-	$-	$-	$-
Total Operating Expenses	$-	$-	$-	$-	$-	$-	$-	$-	$-
Loss from Operations	$-	$-	$-	$-	$-	$-	$-	$-	$-

Net Loss	$-	$-	$-	$-	$-	$-	$-	$-	$-

January 1, 2023 to June 30, 2023
	Series Art #BANKSYLAUGH	Series Watch #ROLEX6265	Series Watch #PEPSI	Series Wine #2005LPIN	Series Comics #BATMAN	Series Wine #CortonCharlemagne2015	Series Wine #BordeauxCollection	Unallocated	Total
Operating Income
Revenue	$-	$-	$-	$-	$-	$-	$-	$-	$-
Gross Profit	$-	$-	$-	$-	$-	$-	$-	$-	$-

Operating Expense
General and administrative	$-	$-	$-	$-	$-	$-	$-	$-	$-
Total Operating Expenses	$-	$-	$-	$-	$-	$-	$-	$-	$-
Loss from Operations	$-	$-	$-	$-	$-	$-	$-	$-	$-

Net Loss	$-	$-	$-	$-	$-	$-	$-	$-	$-

See Accompanying Notes to the Financial Statements

STARTENGINE COLLECTIBLES FUND I LLC
CONSOLIDATED STATEMENT OF CASH FLOWS
FOR THE PERIOD FROM
JANUARY 1, 2024, TO
JUNE 30, 2024 AND JANUARY 1, 2023 TO JUNE 30, 2023

January 1, 2024 to June 30, 2024
	Series Wine #2020PAVIE	Series Wine #2020CHBL	Series Wine #2020AUSO	Series Wine #2020ANGE	Series Wine #2020CERT	Series Wine #2016CHAM	Series Sports #JAMESREFRACTOR	Series Wine #2015HBRI	Series Wine #2016BONMA
Cash Flows From Operating Activities:
Net Income/(Loss) For the Period	$-	$-	$-	$-	$-	$-	$-	$-	$-
Prepaid Expenses	-	-	-	-	-	-	-	-	-
Net Cash Flows Used In Operating Activities	-	-	-	-	-	-	-	-	-

Cash Flows From Investing Activities:
Investments	-		-	-	-	-	-	-	-
Net Cash Flows Provided By Investing Activities	-		-	-	-	-	-	-	-

Cash Flows From Financing Activities:
Due to Members	-		-	-	-	-	-	-	-
Deferred Offering Costs	-		-	-	-	-	-	-	-
Member Contrtibution	-		-	-	-	-	-	-	-
Net Cash Flows Provided By/(Used In) Financing Activities	-		-	-	-	-	-	-	-

Cash at Beginning of Period	-		-	-	-	-	-	-	-
Net Increase (Decrease) In Cash	-		-	-	-	-	-	-	-
Cash at End of Period	$-		$-	$-	$-	$-	$-	$-	$-

January 1, 2024 to June 30, 2024
	Series Wine #2016MUSIG	Series Wine #2009PETRUS	Series Wine #2010PETRUS	Series Art #WARHOLMARILYN	Series Sports #JORDANROOKIE	Series Wine #2012CRISTAL	Series Wine #2008DOMP	Series Wine #2012DOMP	Series Wine #2006DOMP
Cash Flows From Operating Activities:
Net Income/(Loss) For the Period	$-	$-	$-	$-	$-	$-	$-	$-	$-
Prepaid Expenses	-	-	-	-	-	-	-	-	-
Net Cash Flows Used In Operating Activities	-	-	-	-	-	-	-	-	-

Cash Flows From Investing Activities:
Investments	-	-	-	-	-	-	-	-
Net Cash Flows Provided By Investing Activities	-	-	-	-	-	-	-	-

Cash Flows From Financing Activities:
Due to Members	-	-	-	-	-	-	-	-
Deferred Offering Costs	-	-	-	-	-	-	-	-
Member Contrtibution	-	-	-	-	-	-	-	-
Net Cash Flows Provided By/(Used In) Financing Activities	-	-	-	-	-	-	-	-

Cash at Beginning of Period	-	-	-	-	-	-	-	-
Net Increase (Decrease) In Cash	-	-	-	-	-	-	-	-
Cash at End of Period	$-	$-	$-	$-	$-	$-	$-	$-

January 1, 2024 to June 30, 2024
	Series Art #BANKSYLAUGH	Series Watch #ROLEX6265	Series Watch #PEPSI	Series Wine #2005LPIN	Series Comics #BATMAN	Series Wine #CortonCharlemagne2015	Series Wine #BordeauxCollection	Unallocated	Consolidated
Cash Flows From Operating Activities:
Net Income/(Loss) For the Period	$-	$-	$-	$-	$-	$-	$-	$-	$-
Prepaid Expenses	-	-	-	-	-	-	-	-	-
Net Cash Flows Used In Operating Activities	-	-	-	-	-	-	-	-	-

Cash Flows From Investing Activities:
Investments	-	-	-	-	-	-	-	-	-
Net Cash Flows Provided By Investing Activities	-	-	-	-	-	-	-	-	-

Cash Flows From Financing Activities:
Due to Members	-	-	-	-	-	-	-	-	-
Deferred Offering Costs	-	-	-	-	-	-	-	-	-
Member Contrtibution	-	-	-	-	-	-	-	-	-
Net Cash Flows Provided By/(Used In) Financing Activities	-	-	-	-	-	-	-	-	-

Cash at Beginning of Period	-	-	-	-	-	-	-	-	-
Net Increase (Decrease) In Cash	-	-	-	-	-	-	-	-	-
Cash at End of Period	$-	$-	$-	$-	$-	$-	$-	$-	$-

January 1, 2023 to June 30, 2023
	Series Wine #2020PAVIE	Series Wine #2020CHBL	Series Wine #2020AUSO	Series Wine #2020ANGE	Series Wine #2020CERT	Series Wine #2016CHAM	Series Sports #JAMESREFRACTOR	Series Wine #2015HBRI	Series Wine #2016BONMA
Cash Flows From Operating Activities:
Net Income/(Loss) For the Period	$-	$-	$-	$-	$-	$-	$-	$-	$-
Prepaid Expenses	-	-	-	-	-	-	-	-	-
Net Cash Flows Used In Operating Activities	-	-	-	-	-	-	-	-	-

Cash Flows From Investing Activities:
Investments	-		-	-	-	-	-	-	-
Net Cash Flows Provided By Investing Activities	-		-	-	-	-	-	-	-

Cash Flows From Financing Activities:
Due to Members	-		-	-	-	-	-	-	-
Deferred Offering Costs	-		-	-	-	-	-	-	-
Member Contrtibution	-		-	-	-	-	-	-	-
Net Cash Flows Provided By/(Used In) Financing Activities	-		-	-	-	-	-	-	-

Cash at Beginning of Period	-		-	-	-	-	-	-	-
Net Increase (Decrease) In Cash	-		-	-	-	-	-	-	-
Cash at End of Period	$-		$-	$-	$-	$-	$-	$-	$-

January 1, 2023 to June 30, 2023
	Series Wine #2016MUSIG	Series Wine #2009PETRUS	Series Wine #2010PETRUS	Series Art #WARHOLMARILYN	Series Sports #JORDANROOKIE	Series Wine #2012CRISTAL	Series Wine #2008DOMP	Series Wine #2012DOMP	Series Wine #2006DOMP
Cash Flows From Operating Activities:
Net Income/(Loss) For the Period	$-	$-	$-	$-	$-	$-	$-	$-	$-
Prepaid Expenses	-	-	-	-	-	-	-	-	-
Net Cash Flows Used In Operating Activities	-	-	-	-	-	-	-	-	-

Cash Flows From Investing Activities:
Investments	-	-	-	-	-	-	-	-
Net Cash Flows Provided By Investing Activities	-	-	-	-	-	-	-	-

Cash Flows From Financing Activities:
Due to Members	-	-	-	-	-	-	-	-
Deferred Offering Costs	-	-	-	-	-	-	-	-
Member Contrtibution	-	-	-	-	-	-	-	-
Net Cash Flows Provided By/(Used In) Financing Activities	-	-	-	-	-	-	-	-

Cash at Beginning of Period	-	-	-	-	-	-	-	-
Net Increase (Decrease) In Cash	-	-	-	-	-	-	-	-
Cash at End of Period	$-	$-	$-	$-	$-	$-	$-	$-

January 1, 2023 to June 30, 2023
	Series Art #BANKSYLAUGH	Series Watch #ROLEX6265	Series Watch #PEPSI	Series Wine #2005LPIN	Series Comics #BATMAN	Series Wine #CortonCharlemagne2015	Series Wine #BordeauxCollection	Unallocated	Consolidated
Cash Flows From Operating Activities:
Net Income/(Loss) For the Period	$-	$-	$-	$-	$-	$-	$-	$-	$-
Prepaid Expenses	-	-	-	-	-	-	-	-	-
Net Cash Flows Used In Operating Activities	-	-	-	-	-	-	-	-	-

Cash Flows From Investing Activities:
Investments	-	-	-	(58,530)	(288,000)	(21,600)	(58,800)	-	(426,930)
Net Cash Flows Provided By Investing Activities	-	-	-	(58,530)	(288,000)	(21,600)	(58,800)	-	(426,930)

Cash Flows From Financing Activities:
Due to Members	-	-	-	-	-	-	-	-	-
Deferred Offering Costs	-	-	-	-	-	-	-	-	-
Member Contrtibution	-	-	-	58,530	288,000	21,600	58,800	-	426,930
Net Cash Flows Provided By/(Used In) Financing Activities	-	-	-	58,530	288,000	21,600	58,800	-	426,930

Cash at Beginning of Period	-	-	-	-	-	-	-	-	-
Net Increase (Decrease) In Cash	-	-	-	-	-	-	-	-	-
Cash at End of Period	$-	$-	$-	$-	$-	$-	$-	$-	$-

See Accompanying Notes to the Financial Statements

STARTENGINE COLLECTIBLES FUND I LLC

CONSOLIDATED STATEMENT OF MEMBER’S EQUITY
FOR THE PERIOD FROM JANUARY 1, 2023, TO
JUNE 30, 2024

	Series Wine #2020PAVIE	Series Wine #2020CHBL	Series Wine #2020AUSO	Series Wine #2020ANGE	Series Wine #2020CERT	Series Wine #2016CHAM	Series Sports #JAMESREFRACTOR	Series Wine #2015HBRI	Series Wine #2016BONMA
Balance, January 1, 2023	$22,990	$11,580	$29,310	$15,270	$11,500	$5,160	$146,800	$41,380	$28,970
Member Contributions	-	-	-	-	-	-	-	-	-
Accumulated Deficit	-	-	-	-	-	-	-	-	-
Net Loss	-	-	-	-	-	-	-	-	-
Balance, June 30, 2023	$22,990	$11,580	$29,310	$15,270	$11,500	$5,160	$146,880	$41,380	$28,970
Member Contributions	-	-	-	-	-			-	-
Accumulated Deficit	-	-	-	-	-		-	-	-
Net Loss	-	-	-	-	-		-	-	-
Balance, December 31, 2023	$22,990	$11,580	$29,310	$15,270	$11,500	$5,160	$146,880	$41,380	$28,970
Member Contributions	-	-	-	-	-			-	-
Accumulated Deficit	-	-	-	-	-		-	-	-
Net Loss	-	-	-	-	-		-	-	-
Balance, June 30, 2024	$22,990	$11,580	$29,310	$15,270	$11,500	$5,160	$146,880	$41,380	$28,970

	Series Wine #2016MUSIG	Series Wine #2009PETRUS	Series Wine #2010PETRUS	Series Art #WARHOLMARILYN	Series Sports #JORDANROOKIE	Series Wine #2012CRISTAL	Series Wine #2008DOMP	Series Wine #2012DOMP	Series Wine #2006DOMP
Balance, January 1, 2023	$21,230	$59,360	$59,530	$302,400	$432,000	$11,950	$19,040	$14,720	$16,230
Member Contributions	-	-	-	-	-	-	-	-	-
Accumulated Deficit	-	-	-	-	-	-	-	-	-
Net Loss	-	-	-	-	-	-	-	-	-
Balance, June 30, 2023	$21,230	$59,360	$59,530	$302,400	$432,000	$11,950	$19,040	$14,720	$16,230
Member Contributions	-	-	-	-	-	-	-	-	-
Accumulated Deficit	-	-	-	-	-	-	-	-	-
Net Loss	-	-	-	-	-	-	-	-	-
Balance, December 31, 2023	$21,230	$59,360	$59,530	$302,400	$432,000	$11,950	$19,040	$14,720	$16,230
Member Contributions	-	-	-	-	-	-	-	-	-
Accumulated Deficit	-	-	-	-	-	-	-	-	-
Net Loss	-	-	-	-	-	-	-	-	-
Balance, June 30, 2024	$21,230	$59,360	$59,530	$302,400	$432,000	$11,950	$19,040	$14,720	$16,230

	Series Art #BANKSYLAUGH	Series Watch #ROLEX6265	Series Watch #PEPSI	Series Wine #2005LPIN	Series Comics #BATMAN	Series Wine #CortonCharlemagne2015	Series Wine #BordeauxCollection	Unallocated	Consolidated
Balance, January 1, 2023	$155,400	$84,000	$16,800	$-	$-	$-	$-	$(80,000)	$1,425,700
Member Contributions	-	-	-	58,530	288,000	21,600	58,800	-	426,930
Accumulated Deficit	-	-	-	-	-	-	-	-	-
Net Loss	-	-	-	-	-	-	-	(12,500)	(12,500)
Balance, June 30, 2023	$155,400	$84,000	$16,800	$58,530	$288,000	$21,600	$58,800	$(80,000)	$1,852,630
Member Contributions	-	-	-	-	-	-	-	-	-
Accumulated Deficit	-	-	-	-	-	-	-	-	-
Net Loss	-	-	-	-	-	-	-	-	-
Balance, December 31, 2023	$155,400	$84,000	$16,800	$58,530	$288,000	$21,600	$58,800	$(80,000)	$1,852,630
Member Contributions	-	-	-	-	-	-	-	-	-
Accumulated Deficit	-	-	-	-	-	-	-	-	-
Net Loss	-	-	-	-	-	-	-	-	-
Balance, June 30, 2024	$155,400	$84,000	$16,800	$58,530	$288,000	$21,600	$58,800	$(80,000)	$1,852,630

STARTENGINE COLLECTIBLES FUND I LLC

NOTES TO FINANCIAL STATEMENTS

NOTE 1 – NATURE OF OPERATIONS

StartEngine Collectibles Fund I LLC was formed on October 14, 2020 (“Inception”) in the State of Delaware. The financial statements of StartEngine Collectibles Fund I LLC, (which may be referred to as the "Company", "we," "us," or "our") are prepared in accordance with accounting principles generally accepted in the United States of America (“U.S. GAAP”). The Company’s headquarters are in Burbank, California.

The purpose of the Company and, unless otherwise provided in the applicable Series Designation, shall be to (a) promote, conduct or engage in, directly or indirectly, any business, purpose or activity that lawfully may be conducted by a series limited liability company organized pursuant to the Delaware Act, (b) acquire, maintain and sell collectibles and other assets and, to exercise all of the rights and powers conferred upon the Company and each Series with respect to its interests therein, and (c) conduct any and all activities related or incidental to the foregoing purposes.

The Managing Member of the Company, StartEngine Assets, LLC, may, at any time and from time to time cause the Company to establish in writing (each, a “Series Designation”) one or more series as such term is used under Section 18-215 of the Delaware Act (each a “Series”). The Series Designation shall relate solely to the Series established thereby and shall not be construed: (i) to affect the terms and conditions of any other Series, or (ii) to designate, fix or determine the rights, powers, authority, privileges, preferences, duties, responsibilities, liabilities and obligations in respect of Shares associated with any other Series, or the Members associated therewith. The terms and conditions for each Series shall be as set forth in the operating agreement and the Series Designation, as applicable, for the Series.

Management Plans and Going Concern

The accompanying financial statements have been prepared on a going concern basis, which contemplates the realization of assets and the satisfaction of liabilities in the normal course of business. To date, the Company has incurred net losses and has no working capital. We will rely heavily on financing from both our Administrative Manager and proposed Asset Manager and have not been guaranteed funding from either party to ensure that we can continually meet our obligations. These factors, among others, raise substantial doubt about the ability of the Company to continue as a going concern within one year after the date that the financial statements are issued.

During the next 12 months, we intend to fund the Company’s operations through revenues from operations, member contributions or advances, and security offerings. There are no assurances that we will be able to raise capital on terms acceptable to the Company. If the Company is unable to obtain enough additional capital, it may be required to reduce the scope of planned operations, which could harm the business financial condition and operating results. The financial statements do not include any adjustments that might result from these uncertainties.

NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Use of Estimates

The preparation of financial statements in conformity with U.S. GAAP requires management to make certain estimates and assumptions that affect the reported amounts of assets and liabilities, and the reported amount of expenses during the reporting periods. Actual results could materially differ from these estimates. It is reasonably possible that changes in estimates will occur in the near term.

Fair Value of Financial Instruments

Fair value is defined as the exchange price that would be received for an asset or paid to transfer a liability (an exit price) in the principal or most advantageous market for the asset or liability in an orderly transaction between market participants as of the measurement date. Applicable accounting guidance provides an established hierarchy for inputs used in measuring fair value that maximizes the use of observable inputs and minimizes the use of unobservable inputs by requiring that the most observable inputs be used when available. Observable inputs are inputs that market participants would use in valuing the asset or liability and are developed based on market data obtained from sources independent of the Company. Unobservable inputs are inputs that reflect the Company’s assumptions about the factors that market participants would use in valuing the asset or liability. There are three levels of inputs that may be used to measure fair value:

Level 1	- Observable inputs that reflect quoted prices (unadjusted) for identical assets or liabilities in active markets.

Level 2	- Include other inputs that are directly or indirectly observable in the marketplace.

Level 3	- Unobservable inputs which are supported by little or no market activity.

The fair value hierarchy also requires an entity to maximize the use of observable inputs and minimize the use of unobservable inputs when measuring fair value.

Fair-value estimates discussed herein are based upon certain market assumptions and pertinent information available to management as of June 30, 2024. The respective carrying value of certain on-balance-sheet financial instruments approximated their fair values.

Cash and Cash Equivalents

For the purpose of the statement of cash flows, the Company considers all highly liquid debt instruments purchased with an original maturity of three months or less to be cash equivalents.

Investments - Collectibles

The below is a breakdown of the types of collectibles and their value held as of June 30, 2024 and December 31, 2023:

	Period Ended June 30,	Period Ended December 31,
	2024	2023
Wine	$507,150	$507,150
Trading Cards	578,880	578,880
Artwork	457,800	457,800
Comic Books	288,000	288,000
Watches	100,800	100,800

Total collectibles	$1,932,630	$1,932,630

Revenue Recognition

The Company will recognize revenue under the guidance of Accounting Standards Codification (“ASC”) 606, Revenue from Contracts with Customers. Under ASC 606, the Company 1) identifies the contract with the customer 2) identifies the performance obligations in the contract 3) determines the transaction price, 4) determines if an allocation of that transaction price is required to the performance obligations in the contract, and 5) recognizes revenue when or as the companies satisfies a performance obligation. To date, the Company has not recognized any revenue from intended operations.

Income Taxes

As of June 30, 2024, the Company has elected to be taxed a C Corporation rather than a Limited Liability Company (LLC). Under these provisions, the Company will pay federal corporate income taxes on its taxable income. The Company will pay state franchise taxes. Each of the Series may elect to be taxed as a C corporation and as such will be subject to income tax at the Series level. The Company is subject to U.S. federal, state, and local income tax examinations by tax authorities for all periods since Inception. The Company currently does not have any ongoing tax examination.

Risks and Uncertainties

The Company’s operations are subject to compliance with new laws and regulations. Significant changes to regulations governing the way the Company derives revenues could impact the company negatively. Technological and advancements and updates as well as maintaining compliance standards are required to maintain the Company’s operations.

Concentration of Credit Risk

The Company will maintain its cash with a major financial institution located in the United States of America which it believes to be credit worthy.  Balances are insured by the Federal Deposit Insurance Corporation up to $250,000.  At times, the Company may maintain balances in excess of the federally insured limits.

Recent Accounting Pronouncements

The Financial Accounting Standards Board issues Accounting Standards Updates (“ASU”) to amend the authoritative literature in Accounting Standards Codification. Management believes that those issued to date are either already included in the Company’s accounting or (i) provide supplemental guidance, (ii) are technical corrections, (iii) are not applicable to us or (iv) are not expected to have a significant impact our financial statements.

NOTE 3 – DUE TO RELATED PARTIES

For the Series established in 2021, 2022 and 2023, the Administrative Manager has chosen not to allocate costs to each Series. There were no Series established in 2024.

In the normal course of business, the Series have and will acquire Underlying Assets from the Manager in exchange for cash or promissory notes, which may or may not be interest bearing.

Because these are related party transactions, no guarantee can be made that the terms of the arrangements are at arm’s length.

The Company’s Administrative Manager intends to establish other companies that intend to raise funds and operate under their intended business plan. Although there are no transactions with related entities other than described above, the Administrative Manager is able to influence the Company’s operations for the benefit of other companies under its control.

Six months ended June 30, 2024 and June 30, 2023 Fees

There were no sourcing fees paid to the Manager in the period of ended June 30, 2024.

The following table summarizes sourcing fees paid to StartEngine Assets LLC by series during the six months ended June 30, 2023:

Series	Six months ended June 30, 2023
Series Wine #BordeauxCollection	$9,800
Series Wine #CortonCharlemagne2015	$3,600
Series Wine #2005LPIN	$9,753
Series Comics #BATMAN	$48,000
Totals	$71,153

Economic Dependency

The Company is dependent on its Administrative Manager and proposed Asset Manager to provide certain services that are essential to the Company, including operational decisions, security offerings, as well as other administrative responsibilities for the Company including accounting services and investor relations. As a result of these relationships, the Company is dependent upon the Administrative and proposed Asset Manager and their affiliates. In the event that these companies were unable to provide the Company with the respective services, the Company would be required to find alternative providers of these services.

NOTE 4 – COMMITMENTS AND CONTINGENCIES

We are currently not involved with or know of any pending or threatening litigation against the Company or any of its officers.

NOTE 5 – SUBSEQUENT EVENTS

The Company has evaluated subsequent events that occurred after June 30, 2024 through September 30, 2024. There have been no events or transactions during this time which would have a material effect on these financial statements.

Item 4.	Exhibits

The documents listed in the Exhibit Index of this report are incorporated by reference or are filed with this report, in each case as indicated below.

2.1 Certificate of Formation of StartEngine Collectibles Fund I LLC(1)

2.2 Third Amended and Restated Limited Liability company Agreement of StartEngine Collectibles Fund I LLC(1)

2.3 Form of Series Designation(1)

2.4 Amended Form of Series Designation(1)

6.1 Form of Purchase Agreement(1)

6.2 Form of Intercompany Agreement(1)

(1)	Filed as an exhibit to the StartEngine Collectibles Fund I LLC Regulation A Offering Statement on Form 1-A (Commission File No. 024-11416)

SIGNATURE

Pursuant to the requirements of Regulation A, the issuer has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Los Angeles, State of California, on September 30, 2024.

STARTENGINE COLLECTIBLES FUND I LLC
By: StartEngine Assets LLC, its Managing Member

By:	/s/ Johanna Cronin
Johanna Cronin Manager

Pursuant to the requirements of Regulation A, this report has been signed below by the following persons on behalf of the issuer and in the capacities and on the dates indicated.

SIGNATURE		TITLE	DATE

StartEngine Assets LLC

By:	/s/ Johanna Cronin	Principal Executive Officer and Principal Financial	September 30, 2024
Name: Johanna Cronin		and Accounting Officer
Title: Manager

StartEngine Assets LLC

By:	/s/ Johanna Cronin	Managing Member	September 30, 2024
Name: Johanna Cronin
Title: Manager